EXHIBIT 99.5

Annual Report, including audited annual financial statements and related management’s discussion and analysis, for the fiscal year ended March 31, 2004

AnorMED Inc.  2004 Annual Report

Synergies

2004 Highlights

MOBILIZING STEMS CELLS FOR STEM CELL TRANSPLANT / AMD3100

  Presented Phase II data at American Society of Hematology Conference showing AMD3100 helps cancer patients who would otherwise be unable to undergo a stem cell transplant due to the inability to generate an adequate number of stem cells required for the procedure.

  Held positive end of Phase I meeting with U.S. FDA.

  Presented Phase II data at the American Society of Clinical Oncology Conference showing AMD3100 helps multiple myeloma patients, who previously failed to collect an adequate number of stem cells, undergo a tandem stem cell transplant procedure.

  Initiated three new Phase II trials in stem cell transplant.

INHIBITING HIV INFECTION / AMD070 AND HIV ENTRY INHIBITORS

  Completed Phase Ia study and presented positive Phase I oral bioavailability and preliminary safety data on AMD070 at 2004 International AIDS Conference supporting the continued clinical development of AMD070 as a new orally administrable CXCR4 HIV entry inhibitor.

  Presented preclinical data on one of our novel CCR5 HIV entry inhibitors, alone and in combination with AMD070, at the 11th Retroviral and Opportunistic Infections Conference. Data demonstrate that both anti-HIV drug candidates are active alone, and when combined result in a potent inhibition of HIV replication.

AnorMED's progress in Fiscal 2004 was the result of the synergies created by the Company's ability to remain focused on its priorities, build on its success and create shareholder value.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.

02

Product Pipeline

03

Message from the President

08

Core Programs

12

Early Stage Programs

13

Licensees

14

Management's Discussion and Analysis

28

Management's Responsibility for Financial Reporting

29

Auditors' Report

30

Financial Statements

34

Notes to the Financial Statements

48

Corporate Information

EARLY STAGE PROGRAMS

  Presented data at the American Heart Association Conference supporting the therapeutic potential of AMD3100 to help repair damaged heart tissue and the initiation of a clinical program for AMD3100 in tissue repair.

  Initiated several preclinical collaborations to evaluate CXCR4 inhibitors in oncology.

LICENSEES

  Sold global patents to Shire Pharmaceuticals Group plc for up to U.S.$31M and received milestone payment for first approval of FOSRENOL in E.U.

  Licensed NX473, formerly AMD473, to NeoRx Corporation for up to U.S.$13M in milestones and up to 15% in royalty payments.

ADDITIONAL HIGHLIGHTS PROGRAMS

  Raised approximately $29.4M through a bought deal financing.

  Built expertise base on Board of Directors with the addition of Dr. Felix Baker, Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC, and expanded Scientific Advisory Board with the addition of Drs. David C. Dale and Douglas W. Losordo, leading investigators in the fields of hematopoetic hematology and cardiovascular research respectively.

2005 GOALS

  Initiate Phase Ib/IIa trial for AMD070 in HIV patients in collaboration with ACTG and report preliminary efficacy data

  Hold end of Phase II meeting with FDA for AMD3100 in stem cell transplant for cancer patients

  Initiate Phase III program for AMD3100 in stem cell transplant for cancer patients

  Plan to present additional Phase II trial data on AMD3100 at American Society of Hematology Conference, December, 2004

  Anticipate additional milestone payments from Shire upon receipt of U.S. and E.U. approvals for FOSRENOL

  Initiate clinical program of AMD3100 in cardiac tissue repair

  Select lead CCR5 HIV Entry Inhibitor candidate

Pipeline

Additional Products	FOSRENOLTM	Sold global patents to Shire Pharmaceuticals Group plc for up to U.S.$31M and received milestone payment for first approval of FOSRENOL in E.U.
	NX473	Licensed NX473 to NeoRx Corporation for up to U.S.$13M in milestones and up to 15% in royalty payments.

Message from the President

Last year I spoke to you about the new momentum of AnorMED. In Fiscal 2004 we achieved a number of key clinical and business milestones that added to that momentum and had a positive impact on our development plans and financial position. The images of concentric circles used throughout this report reflect the synergies that have strengthened AnorMED's position in Fiscal 2004. We have focused our efforts on increasing the commercial potential of our drug candidates by building on, and around, our core areas of expertise.

Our product development program is focused on three areas:

MOBILIZING STEM CELLS  Positive results from Phase II clinical trials demonstrated that our lead drug candidate AMD3100 has real potential as a new agent for stem cell transplant in cancer patients. These results were the catalyst for a $29.4 million financing in December 2003. In turn, the positive Phase II results and the successful financing have supported the expansion of our clinical development plan beyond the United States to Canada and Europe. In Fiscal 2005, we will build on our clinical and regulatory capabilities, as well as marketing capabilities, to support AMD3100's later stage development.

INHIBITING HIV INFECTION  In Fiscal 2004, we commenced Phase I clinical trials of our new HIV entry inhibitor, AMD070. Positive results from this trial were reported subsequent to the end of the fiscal year. Our objective is to demonstrate in HIV patients what we have shown in preclinical studies: AMD070 prevents HIV from entering and infecting healthy cells by blocking the CXCR4 receptor. Our preclinical studies have also shown the synergistic activity of combining AMD070 with our own CCR5 inhibitor candidates. The HIV drug development community continues to emphasize CXCR4 and CCR5 HIV entry inhibitors as an important new treatment paradigm for HIV - and our goal is to increase our foothold in this promising field by the end of Fiscal 2005.

EARLY STAGE PIPELINE  We are also pursuing two early stage opportunities. Over the past two years, the capacity of stem cells to repair damaged cardiac tissue following a heart attack has emerged as a potentially important therapy. Based on our own preclinical data and results from other investigators, we intend to further evaluate the role of AMD3100 in repair of cardiac tissue damaged by heart attack. In Fiscal 2005, we plan to file an Investigational New Drug (IND) application and begin clinical trials with cardiac patients. In addition, we are continuing to evaluate the potential of our portfolio of CXCR4 inhibitors as cancer therapeutics. This is another area where we have seen early but encouraging data in the medical literature - and we are well positioned to evaluate this opportunity.

Message from the President Continued

Our vision for AnorMED is to build a strong early stage pipeline, advance our late stage products to maximize their revenue potential and evaluate new growth opportunities. Our successes in Fiscal 2004 and our expectations for Fiscal 2005 keep the Company on course to achieve this vision and become a leading North American biopharmaceutical company.

ADVANCING AMD3100 IN STEM CELL TRANSPLANT  It is now standard therapy to collect stem cells from the blood of cancer patients prior to their undergoing high doses of chemotherapy and/or radiotherapy, and then to transplant these stem cells in the patients after therapy to re-establish their immune systems.

The Company's most significant achievement in Fiscal 2004 was obtaining Phase II clinical results showing that AMD3100 helps cancer patients by increasing the number of stem cells in their bloodstream available for collection prior to chemotherapy and/or radiotherapy. For some patients, it means enough stem cells can be collected from their blood so they can successfully undergo such a transplant. For other patients, it means they will have enough stem cells to undergo two transplants. For all patients, obtaining an optimal amount of stem cells increases the odds that the procedure will be effective.

     Our Phase II results demonstrate that AMD3100 has the potential to become a standard mobilization agent in peripheral blood stem cell transplant procedures. In December 2003, at the American Society of Hematology Conference (ASH), we presented the Phase II results showing that AMD3100, in combination with the standard agent, Neupogen (G-CSF), is generally safe, effective, and superior to mobilization with G-CSF alone. Our Phase II results showed that seven out of 19 cancer patients did not reach the target number of stem cells for transplantation when the standard agent, G-CSF, was used alone to collect their cells. However, when AMD3100 was used in combination with G-CSF, all 19 cancer patients achieved the target number for transplantation.

In June 2004 at the American Society of Clinical Oncology Conference, we presented additional Phase II data showing AMD3100 helped multiple myeloma patients, from whom adequate numbers of stem cells could not previously be collected, undergo a tandem stem cell transplant procedure. Tandem transplant involves collection of sufficient stem cells, at least five million per kilogram of patient weight, to support two consecutive transplants.

These positive results are the basis for our continued development program and the increasing interest in AMD3100 from the medical community. Currently, we have five ongoing Phase II trials evaluating the benefits of AMD3100 in transplant. We intend to release new data at the December 2004 ASH Conference, at the Tandem Transplant meeting in 2005 and at other conferences throughout 2005.

At present we are focused on preparations for our end of Phase II meeting in the fall of 2004 with the United States Food and Drug Administration. Based on a positive outcome, we hope to initiate the Phase III program for AMD3100 early in the 2005 calendar year. The success of these two objectives are critical components of our strategy to seek regulatory approval for AMD3100 as a standard stem cell mobilizing agent in peripheral blood stem cell transplant.

Over the course of Fiscal 2005, we plan to start new Phase II clinical trials at leading transplant centers in Canada, the United States and Germany. In addition, we plan to evaluate AMD3100's potential in other patient populations, including patients undergoing allogeneic transplant, where stem cells are obtained from a healthy volunteer, and patients with other types of cancer, such as Hodgkin's disease. We will be adding to our in-house capabilities in clinical development, regulatory affairs and marketing in accordance with our strategy for the development of AMD3100 in stem cell transplant.

HIV ENTRY INHIBITORS  AnorMED continues to be a leader in the development of CXCR4 HIV inhibitors and we are pleased to have the opportunity to work with some of the leading HIV investigators through the U.S. Adult AIDS Clinical Trials Group (ACTG). ACTG's expertise will play a critical role in the ongoing clinical development of CXCR4 and CCR5 HIV inhibitors, alone and in combination.

In Fiscal 2004, our efforts focused on:

Advancing AMD070 through Phase Ia safety studies with the ACTG; and Developing new classes of CCR5 inhibitors.

Most of our accomplishments in Fiscal 2004 in the CCR5 program were below the radar screen. However, we reported preclinical data on one of our novel CCR5 HIV entry inhibitors, alone and in combination with AMD070, at the 11th Retroviral and Opportunistic Infections Conference held in February 2004. These data demonstrate that the CCR5 inhibitor and AMD070 are active alone and, when combined, result in a potent inhibition of HIV replication. More recently, we reported the first safety data on AMD070 from 30 healthy volunteers at the 2004 International AIDS Conference in Bangkok, Thailand. Data to date in both programs supports the continued clinical development of AMD070 as a new orally administrable CXCR4 inhibitor, as well as our continued concentrated medicinal chemistry and preclinical work to select a CCR5 drug candidate.

Message from the President Continued   In Fiscal 2005, we plan to initiate the Phase II program for AMD070 in HIV patients and to obtain preliminary activity data from the first few patients enrolled in our Phase Ib/IIa study. We will also be committed to the identification of a lead CCR5 HIV entry inhibitor for clinical development. We remain open to partnering opportunities, however AnorMED is well positioned to add significant value to this program without a partner.

EMERGING OPPORTUNITIES  As I previously described, the therapeutic application of adult human stem cells is an emerging field in medicine. Drugs that facilitate the mobilization and/or collection of these cells, such as AMD3100, may have a potential role in this field. After the use of stem cell transplant to restore bone marrow, another area where this approach is interesting is in the treatment of heart tissue damage caused by heart attack. Though still at an early stage, there is clinical evidence that direct injection of stem cells into the hearts of patients who have suffered a heart attack may be beneficial. In 2003, AnorMED conducted preclinical studies of AMD3100 in a heart attack model evaluating its potential to repair damaged tissue. Results of this study, reported in Fiscal 2004, indicate AMD3100 may have therapeutic potential in tissue repair indications such as heart attack, among others. In Fiscal 2005, we plan to file an IND to begin the evaluation of AMD3100 in this indication.

Also this year, we will continue preclinical studies to determine if CXCR4 inhibitors, the general class to which both AMD3100 and AMD070 belong, have a role outside of the stem cell transplant application as a novel class of therapeutics for treating cancer.

FINANCIAL STRENGTH  In Fiscal 2004, our financial situation was strengthened when we closed a bought deal financing for gross proceeds of $29.4 million. At the March 31, 2004 year-end, the Company had a cash position of $65.6 million, sufficient to enable us to continue our product commercialization and research activities through Fiscal 2006 at currently anticipated expenditure rates.

In support of our strategy to focus on our three core programs in stem cell transplant, HIV and research and development, we completed two important business and licensing agreements.

First, we sold the global patent rights for FOSRENOL, a treatment for controlling phosphate in kidney dialysis patients, to Shire Pharmaceuticals Group plc for up to U.S.$31 million in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan. Shire has subsequently received the first European approval for FOSRENOL and AnorMED has received its first milestone payment of U.S.$1 million. We anticipate there will be additional approvals in the U.S. and in Europe and also a European market launch in Fiscal 2005.

Second, we reached an agreement with NeoRx Corporation for the development of NX473, formerly AMD473, our platinum-based anti-cancer agent. NeoRx has both the clinical capabilities and resources to advance the development of this drug candidate as a new platinum chemotherapeutic. NeoRx paid AnorMED an upfront milestone of U.S.$1 million cash and U.S.$1 million in NeoRx common shares. We are also eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or in a combination of cash and NeoRx common stocks, plus royalties of 15% on product sales.

IN CONCLUSION  Fiscal 2004 was a successful year for AnorMED and we have set out challenging objectives for Fiscal 2005 including: the initiation of a Phase III program for AMD3100 in transplant; the establishment of clinical anti-HIV activity for AMD070; the selection of a new CCR5 HIV inhibitor for clinical studies; and the initiation of clinical pilot studies for AMD3100 in cardiac patients.

On behalf of the Board of Directors, I would like to thank our shareholders for their continued support and our employees for their uncompromising tenacity as we continue to build value in AnorMED.

[ signed ]

MICHAEL J. ABRAMS, PH.D. President and CEO AnorMED Inc. July 23, 2004

Mobilizing Stem Cells / AMD3100

Stem cells are the cornerstone of our immune system and are held in the bone marrow by a constant cellular signal. AnorMED's drug candidate AMD3100 temporarily interrupts this signal. As a result stem cells move out of the bone marrow and into the circulating blood. Once in the bloodstream stem cells can be collected and used for life saving medical procedures.

It is estimated that in 2002 over 45,000 patients underwent stem cell transplant procedures worldwide. 1

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers such as multiple myeloma and non-Hodgkins lymphoma, among others. Prior to a patient's chemotherapy, stem cells are collected from the blood and stored. These cells are transplanted back into the patient after the chemotherapy to rebuild their immune system.

The strongest predictor of success in transplantation, is the number of stem cells a patient has available for transplantation.

In December 2003, and again in June 2004, AnorMED reported that its lead drug candidate AMD3100 helps cancer patients who would otherwise be unable to undergo a stem cell transplant because they cannot generate an adequate number of stem cells required for the procedure.

AMD3100 is currently completing five Phase II studies at multiple transplant centers in the United States. AnorMED is focused on the advancement and expansion of this development program within North America and Europe.

[1]	IBMTR/ABMTR Newsletter, Volume 10, Issue 1, November 2003
BUILDING A GLOBAL DEVELOPMENT & COMMERCIAL PLAN FOR AMD3100 IN STEM CELL TRANSPLANT

FISCAL 2005 GOALS

  Hold an end of Phase II meeting with the FDA

  Initiate European clinical program and expand North American program

  Report new data at the American Society of Hematology Conference, December 2004

  Initiate a Phase III program

Inhibiting HIV Infection / AMD070

Many existing HIV drugs, such as protease inhibitors, target the virus once it has already infected a healthy immune cell. A new class of anti-HIV drugs, referred to as entry inhibitors, block the virus from entering the healthy cell. AMD070 blocks the CXCR4 cellular receptor preventing HIV from binding to healthy immune cells.

Worldwide in 2003, approximately 38 million people were living with HIV, and in the same year, 3 million people died of AIDS related causes, in other words, 8,000 people every day.2

Viruses that are broadly resistant to currently available anti-retroviral medications continue to represent a growing challenge for HIV therapy. Approximately 76% of HIV-patients with measurable viral loads are infected with a strain of virus that is resistant to one or more classes of anti-retroviral agents, thus reducing treatment options.3

Chemokine receptors expressed on the surface of immune cells are known to play a critical role in virus infection and transmission. CXCR4, and another chemokine receptor CCR5, are involved in HIV infection. In order to enter and infect cells, HIV must bind to either the CXCR4 or CCR5 chemokine receptor. Different strains of HIV prefer one receptor or the other, or may use either receptor to infect cells. An infected individual may harbor different levels of both CXCR4 and CCR5-using strains.

The Company's clinical program for AMD070 is being conducted in collaboration with the U.S. Adult AIDS Clinical Trials Group at the National Institute of Health. In July 2004, AnorMED reported data showing the oral administration of AMD070 to be generally safe and well absorbed. As a result, AnorMED plans to initiate a Phase Ib/IIa clinical trial in HIV patients by the fall of this year.

AnorMED has also developed a series of compounds that inhibit the CCR5 chemokine receptor. In February the Company presented positive in vitro data on one of these CCR5 inhibitor compounds, alone, and in combination with AMD070. Data from this study support the potential of both CCR5 and CXCR4 inhibitors as novel anti-HIV drug candidates.

[2] [3]	2004 UNAIDS, Report on the Global AIDS Epidemic Richman DD, et al, AIDS.2004, Jul 2;18(10):1393-401, The Prevalence of Antiretroviral Drug Resistance in the United States
BUILDING OUR POSITION IN THE DEVELOPMENT OF HIV ENTRY INHIBITORS
FISCAL 2005 GOALS Initiate Phase Ib/IIa clinical trial in HIV patients Establish efficacy data on AMD070 Select a lead CCR5 HIV entry inhibitor for clinical studies

Early Stage Programs

ONCOLOGY / CHEMOKINE INHIBITORS  Chemokines are proteins produced in the body that regulate the development and migration of various cell types, such as white blood cells. Chemokine receptors are specialized proteins that function at the surface of cells and enable chemokines to trigger an internal cellular process referred to as chemotaxis.

Chemokine inhibitors block chemokine receptors and can prevent this chemotaxis from occurring. For example, chemokines attract tumor cells to other organs forming metastases. Blocking the chemokine receptor can potentially prevent cancerous cells from being drawn into other organs.

AnorMED has a preclinical program evaluating the potential of CXCR4 inhibitors in oncology and has established a number of significant collaborations within that evaluation.

HEART TISSUE REPAIR / AMD3100  Stem cells also play an important role in the repair of damaged tissues and organs. AnorMED recently released encouraging preclinical data indicating AMD3100 helps repair damaged heart tissue and improves heart function following a heart attack. Based on this data, AnorMED plans to continue with preclinical studies and initiate a clinical program for AMD3100 in tissue repair.]

BUILDING OUR EARLY STAGE PIPELINE
FISCAL 2005 GOALS File an IND for AMD3100 in cardiac tissue repair Continue preclinical program of CXCR4 inhibitors in oncology

Licensees

FOSRENOL, A TREATMENT THAT HELPS CONTROL PHOSPHATE LEVELS IN PATIENTS WHO REQUIRE DIALYSIS FOR SEVERE KIDNEY DISEASE:  In March 2004, AnorMED sold the global patent rights for FOSRENOL to Shire Pharmaceuticals Group, plc. and later in the same month Shire received the first European approval for FOSRENOL. Additional approvals and an E.U. market launch are anticipated over the next year.

NX473, FORMERLY AMD473, A NEW PLATINUM BASED ANTI-CANCER AGENT (CHEMOTHERAPY) THAT IS ACTIVE IN A VARIETY OF TUMOR TYPES:  In April 2004, AnorMED licensed NX473 to NeoRx Corporation. NeoRx has both the clinical capabilities and resources to advance the development of NX473 and plans to initiate clinical trials for NX473 in one or more cancer indications in 2005.

ANORMED HAS THREE LICENSEES FOR ITS HYNIC LINKER TECHNOLOGY:  North American Scientific, Inc., for use in their medical imaging agent Hynic-Annexin V which is in clinical trials in the U.S. and Europe; Bristol-Myers Squibb Medical Imaging, for use in the development of new medical imaging agents; and Solulink Incorporated for other diagnostic applications.

ATIPRIMOD IS A POTENTIAL ANTI-CANCER AGENT:  AnorMED has licensed Atiprimod to Synergy Inc. (a subsidiary of Callisto Pharmaceuticals Inc.) who has started a Phase Ib/IIa clinical trial evaluating its potential in the treatment of multiple myeloma.

Management's Discussion and Analysis

The following information should be read in conjunction with our 2004 audited financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts following are expressed in Canadian dollars unless otherwise indicated.

OVERVIEW

AnorMED Inc. is a Canadian biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products for the treatment of a variety of diseases, including cancer, HIV and inflammation. Our strength lies in our medicinal chemistry capabilities that involve the application of chemistry, biochemistry and biology to generate novel chemical compounds (small molecules) with distinct pharmacological properties and therapeutic potential. Currently, we have several distinct drug candidates at various stages of development. These are divided into two categories: core products and programs, which are the focus of our in-house efforts and expense; and additional products, which are being developed by partners.

AnorMED's core products and programs include: AMD3100, a stem cell mobilizer; AMD070, a new anti-HIV agent; and a research program focused on the discovery of drug candidates that target a specific class of receptors expressed on the surface of immune system cells called chemokine receptors. Specifically, the CXCR4 and CCR5 receptors that are known to be involved in a variety of diseases. The latter is a discovery program that provides further opportunities for long-term future growth. The additional products in our portfolio include: FOSRENOL, a late stage drug candidate for kidney failure patients to treat hyperphosphataemia; NX473, a cancer chemotherapy agent; the HYNIC linker, a tool for medical imaging; and Atiprimod, a potential anti-cancer agent.

Our long-term business strategy involves building upon our internal drug discovery and clinical development capabilities to support the advancement of our most promising therapeutic candidates through late stage clinical trials, and to build a sales and marketing capability for select products in specific territories contingent upon available resources. We will seek to partner our product candidates at various stages of development where additional expertise or resources in clinical development and/or sales and marketing are required and reasonable commercial terms can be secured. The more advanced a product is before partnering, the better positioned we should be to negotiate terms which could include up-front and milestone payments, funding from the partner to cover all or a portion of ongoing development costs, as well as a share of revenues based on net product sales. We will also consider partnering arrangements that will enable AnorMED to participate in the marketing of the drug candidates in certain geographical areas along with arrangements that may provide a greater share of revenues in exchange for participation in the later stage development of the drug candidate. We may also evaluate opportunities to in-license a product or program to build on our core capabilities and pipeline, and will utilize alliances and strategic partnerships to expand clinical, regulatory and product development capabilities.

In the short-term, we are focused on moving our lead product candidates, AMD3100 and AMD070, through clinical trials. We are currently engaged in a number of pre-commercial activities with AMD3100. In addition we are evaluating the opportunity to create our own sales and marketing team to support North American sales of this drug candidate by AnorMED. We are also conducting a series of preclinical studies with our collaborators to study the potential role AMD3100 may play in tissue repair and cancer. We expect that we will seek a partner for the worldwide commercialization of AMD070 once we have established clinical proof of principle. We will seek partnerships to support and expand the development of our drug candidates outside of North America and if we feel that we are constrained in development by available financing, resources or expertise. In addition, we are working toward identifying a clinical candidate in our CCR5 program for the treatment of HIV.

Management's Discussion and Analysis Continued

Research and development within the chemokine program has resulted in the creation of a series of unique compounds targeting CXCR4 and CCR5, among other receptors. We plan to identify lead compounds from this chemokine inhibitor program to test in preclinical studies for oncology, inflammation and HIV. Collaborations and partnerships for these programs, or specific parts of these programs, will also be explored. We will continue to evaluate external product and program opportunities consistent with our business strategy and complimentary to our areas of expertise. In the context of potential growth opportunities within our own research programs we will evaluate product opportunities based on: technical/ scientific merit and challenges; business case; and resource requirements. We have several areas of activity with the potential to create substantial near-term value should we obtain positive results in our clinical programs or secure a corporate partnership that would provide third party validation of our programs and the resources to move our product candidates forward to commercialization. In addition, we are anticipating the approval and market launch of FOSRENOL this year which would provide a source of income to AnorMED.

FISCAL 2004 DEVELOPMENTS

We reported important Phase II clinical results for AMD3100 in stem cell transplant at the American Society of Hematology ("ASH") meeting in December 2003. Currently we have five Phase II trials ongoing in a number of different patient populations and expect to report the results from these trials at various scientific conferences throughout calendar 2004, including ASH, in December 2004. In July 2003, an Orphan Drug designation was granted to AMD3100 that may provide for a variety of financial and marketing incentives during the course of its development. We plan to hold an end of Phase II meeting with the FDA in the fall of this year and expect to initiate our Phase III program in calendar 2005. At ASH 2002, and again at the American Heart Association meeting in November 2003, we also presented preclinical data supporting the therapeutic potential of AMD3100, as a stem cell mobilizer, to help repair damaged heart tissue and improve heart function following a heart attack. Additional preclinical studies will be conducted with AMD3100 to evaluate its therapeutic potential in mobilizing stem cells for tissue repair indications such as the collection of stem cells and then their direct injection into heart tissue to repair cardiac damage following a heart attack. We are on track to initiate a clinical program of AMD3100 in cardiac tissue repair in calendar 2004.

We selected AMD070 as the lead candidate for our HIV entry inhibitor program and commenced the clinical program for this drug candidate in September 2003. The results of this trial were presented at the World AIDS Congress in July 2004 and showed that the drug was safe and capable of oral administration with minimal side effects in a trial of 30 healthy volunteers. We plan to initiate a Phase Ib/IIa clinical trial with HIV patients in calendar 2004 and will report preliminary efficacy data in 2005. These trials are being performed in conjunction with the Adult AIDS Clinical Trials Group ("ACTG") that is funded by the National Institute of Health in the U.S. The ACTG is funding the majority of the clinical trial costs for AMD070 and AnorMED is providing drug product and data management. Given the importance and need for new combination therapies in HIV, we are exploring the potential to partner AMD070. We also presented positive in vitro data at the 11th Conference on Retroviruses and Opportunistic Infections, in San Francisco, CA, on AMD887 (a CCR5 inhibitor candidate) alone, and in combination with AMD070. Data from this study support the potential of both CCR5 and CXCR4 inhibitors as novel anti-HIV drug candidates. We are on track to select a lead CCR5 clinical candidate in Fiscal 2005. We are also currently conducting a number of preclinical studies to evaluate the potential of CXCR4 inhibitors in oncology. Data from these studies will be reported at appropriate forums as it becomes available.

In Fiscal 2004, Shire Pharmaceuticals Group, plc ("Shire") received its first approval in Sweden for FOSRENOL. Shire also presented positive new Phase III activity and long-term safety data supporting the potential of FOSRENOL as a new treatment for hyperphosphataemia at various renal conferences through the year. Shire awaits U.S., Canadian and additional European regulatory approvals and, once approved, anticipates a market launch around year-end 2004. This is a one-year delay from Shire's originally anticipated launch date due to unanticipated additional regulatory review for the product. To date the regulatory agencies have not demanded additional clinical trials prior to approval. A financially significant transaction during the year was the sale of the royalty rights for FOSRENOL to Shire for milestone payments totalling up to U.S.$31 million upon various approvals including: U.S.$18 million upon approval in the United States, U.S.$7 million upon approval in the relevant E.U. countries and an option exercisable for one year for U.S.$6 million upon approval in Japan. If Shire does not exercise the Japan option, we will continue to be eligible for mid-single digit royalties on Japanese sales of FOSRENOL. We received U.S.$1 million due to the approval of FOSRENOL in Sweden in March 2004.

In April 2004, we were successful in licensing NX473 to NeoRx Corporation. Under the terms of the agreement, we received a one-time upfront milestone payment of U.S.$1 million in cash and U.S.$1 million in NeoRx common stock. In addition, we are eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and NeoRx common stock. Upon approval we would receive royalty payments of up to 15% on product sales. NeoRx is a cancer therapeutics development company with headquarters in Seattle, WA and pharmaceutical manufacturing facilities in Denton, TX. NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease. NeoRx plans to initiate clinical studies for NX473 in one or more cancer indications in calendar 2005.

During Fiscal 2004 we received an annual licensing payment of U.S.$100,000 from Bristol-Myers Squibb Medical Imaging, Inc. ("BMSMI") who have licensed our chemical linker technology, HYNIC, for a variety of indications including inflammation. Another licensee of the HYNIC technology, North American Scientific, Inc. ("NASI") continued its Phase II clinical studies with HYNIC in its medical imaging agent Hynic- Annexin V and reported encouraging preclinical data at the Society of Nuclear Medicine conference in June 2004. We also received a U.S.$200,000 licensing payment from Synergy Pharmaceuticals, Inc. (a subsidiary of Callisto Pharmaceuticals Inc.) for Atiprimod. Synergy is evaluating the anti-cancer properties of this drug candidate in a Phase Ib/IIa clinical trial in relapsed multiple myeloma patients.

Management's Discussion and Analysis Continued

CRITICAL ACCOUNTING POLICIES

AnorMED's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made. Actual results may differ from our estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during each reporting period. Significant areas requiring the use of management estimates relate to recognition of revenue, stock-based compensation, amortization of property and equipment, and determination of accrued liabilities. The reported amounts and note disclosure are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions.

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results include revenue recognition, patents, stock-based compensation, property and equipment and accrued and contingent liabilities.

REVENUE RECOGNITION

Our sources of revenue have been derived from research and development collaborations, and licensing fees comprised of initial fees and milestone payments. Research revenue, that includes payments due under collaborative research and development agreements that are non-refundable, are recorded as revenue as the related expenditures are incurred pursuant to the agreement and provided collectibility is reasonably assured. Licensing revenue, that includes initial fees and milestone payments that are non-refundable, is recorded as revenue unless the Company's ongoing involvement is required in which case the revenue is deferred and amortized into income over the estimated period of our ongoing involvement. For Fiscal 2004, all of our revenue was comprised of milestone payments under various license agreements as described under "Fiscal 2004 Developments". All of the milestone payments that were due under these agreements in Fiscal 2004 have now been received. Since there was no ongoing involvement that was required of us under the license agreements, we recorded all of the milestone payments that were due during Fiscal 2004 as revenue for the year. Further details of the evaluation of each agreement with respect to multiple element arrangements are disclosed in note 2(f) of our financial statements.

PATENTS

AnorMED's intangible assets are comprised of patents to protect our intellectual property ("IP") that is generated through our research programs. Previously, we capitalized the costs of initially filing patents and amortized these costs on a straight-line basis over the estimated useful life of the IP, which was generally the period until the patent expired. We would then review the carrying value of our IP on a quarterly basis. If we determined that successful development of products to which the IP costs relate was not reasonably certain, or that deferred IP costs exceed the recoverable value, the value of the patent was written off and the costs charged to operations to the extent that they no longer represented any future benefit for the Company. In Fiscal 2004, as is permitted under Canadian GAAP, we changed our accounting policy with regard to capitalizing patent costs. The Company now expenses the costs of initially filing and maintaining patents in the period in which the costs were incurred.

This treatment was applied retroactively. Management believes that this treatment for these costs accurately reflects the financial impact that these expenditures have during the period and is a policy that is applied by comparable companies in the biopharmaceutical industry in both Canada and the U.S. The effect of adopting this new accounting policy increased our reported expenses for the year as disclosed in note 3 (c) of our financial statements for this year. This new accounting policy will result in higher annual expenses in the future since these costs are no longer deferred and amortized in future periods. However, the new accounting policy does not effect the cash expenditures that we make on an annual basis.

STOCK-BASED COMPENSATION

The Company adopted a change in accounting for employee stockbased awards in the third quarter ending December 31, 2003. In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized prospectively for stockbased awards made to employees beginning April 1, 2003. The transitional provisions outlined by CICA Section 3870 that were adopted by the Company, allow that only options granted, modified or settled since April 1, 2003 need to be recorded as compensation expense using the fair value method. Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method. Due to the allowance of the prospective treatment of the compensation expense, the change in accounting policy required no restatement of prior year's financial statements. We do, however, continue to disclose the pro forma effect of accounting for stock options awarded to employees under the fair value method prior to March 31, 2003. Refer to note 6(c) of our financial statements for the pro forma financial results.

The Black-Scholes option-pricing model is used in calculating the fair value of options granted during the year as required under the new accounting rules. However, this model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable which are characteristics that are significantly different from our employee stock options. In addition, this option-pricing model requires the input of highly subjective assumptions including the expected stock price volatility. We use projected data for expected volatility and expected life of our stock options based upon historical and other economic data trended into future years. However, changes in these subjective input assumptions can materially affect these estimates and, consequently, the measure of the fair value of our employee stock options. Additionally, this accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations.

Management's Discussion and Analysis Continued

PROPERTY AND EQUIPMENT

The valuation and amortization of property and equipment is a critical accounting estimate because of the long-term nature of these assets. Judgement is exercised and assumptions are made when determining whether the carrying value of the property and equipment exceeds the recoverable value based on future undiscounted cash flows. Amortization of property and equipment is calculated using various rates based on managements' estimate of the expected useful life of the asset. Factors considered in estimating the useful life of property and equipment include our expected use of the asset, legal, regulatory and contractual provisions that may limit its useful life, the effects of obsolescence, and the level of maintenance expenditures required to obtain the expected future economic benefit of the asset. After evaluating the events and changes in circumstances affecting the carrying value and amortization of property and equipment, we determined that an impairment loss is not required and that the rates of amortization detailed in note 2(d) of our financial statements are appropriate as at and for the year ended March 31, 2004. Any significant changes to our assessment could possibly result in an impairment loss of a portion of, or up to the full amount of, the unamortized value of our property and equipment at the time of the determination.

ACCRUED AND CONTINGENT LIABILITIES

We have established collaborative agreements with certain hospitals and academic and corporate laboratories that provide resources and expertise that complement our research and development programs. Typically these agreements can span over a number of years or accounting periods such as a fiscal quarter. Since payments under these agreements may not coincide with the period in which the services were rendered, judgement is required in estimating the amount of expense to be recorded in each accounting period. Similarly, judgement is required in determining the amount of expenditures that are contractually committed under the various agreements. Factors that we consider in estimating the amount of expense for the period may include one or all of: the contractual terms, the level of services provided and/or the goods delivered, and the proportion of the overall contracted time that has elapsed during the period. In making these assessments we sometimes rely on information provided from contractors at remote sites that are not conducive for immediate independent verification. We perform periodic reviews of our collaborators' sites and receive verification by way of reports and delivered products. Changes to these estimates may result in greater or lesser expenses in an accounting period and the maximum expense under committed programs is disclosed in note 8(d) of our financial statements.

SELECTED FINANCIAL INFORMATION

The following is selected financial information about AnorMED, for our 2004, 2003 and 2002 fiscal years:
(in thousands of Canadian dollars except per share information)	2004	2003[1] (restated)	2002[1] (restated)
Total revenues	$ 2,022	$ 305	$ 5,224
Research and development expenses	14,808	16,219	16,540
General and administrative expenses	5,101	4,940	4,360
Amortization	1,176	1,315	1,377
Total loss	(17,531)	(20,437)	(13,643)
Loss per share [2]	(0.64)	(0.80)	(0.53)
Total assets	69,717	58,589	79,692
Total long-term liabilities	-	25	173
Deficit	(87,804)	(70,273)	(49,836)
Total shareholders' equity	66,049	55,517	75,728

[1]

Restated due to a change in accounting policy for patents. See note 3(c) of our financial statements.

[2]

Diluted loss per share has not been presented for 2004, 2003 and 2002 since our stock options were anti-dilutive.

We have not declared any cash dividends since the inception of the Company and we do not expect to declare cash dividends for several years, if ever.

The following Results of Operations describe the period variations and trends in financial condition and results of operations.

RESULTS OF OPERATIONS

We reported a net loss of $17.5 million, which is $0.64 per common share, for our recent fiscal year ended March 31, 2004 compared to a net loss of $20.4 million or $0.80 per common share in Fiscal 2003 and a net loss of $13.6 million or $0.53 per common share in Fiscal 2002. The main difference between Fiscal 2003 and Fiscal 2002 was due to the $5,013,000 licensing payment that we received from AstraZeneca for NX473 early in our 2002 fiscal year.

The main variations in operations from our expected results at the start of Fiscal 2004 were: (i) the additional revenue of U.S.$1 million from the milestone received from Shire in March 2004; (ii) the longer than expected time to identify a lead molecule for development in our CCR5 program that resulted in lower expenditures for preclinical studies of approximately $400,000; (iii) lower than expected clinical trial costs for AMD3100 of approximately $1.7 million since we budgeted for the fastest possible patient accrual into our various clinical trials which was not the case, however, we remain on track for an end of Phase II meeting with the FDA in the second half of calendar 2004; (iv) lower than budgeted preclinical toxicology costs for AMD070 of approximately $500,000 since fewer tests than anticipated were required during the year, and; (v) lower costs in Canadian dollars than expected of approximately $1 million due to the strengthening of the Canadian dollar relative to the U.S. dollar during the year.

- 24  -

Management's Discussion and Analysis Continued

REVENUE

In Fiscal 2004, we reported licensing revenue of $2,022,000. The majority of the licensing revenue came from a U.S.$1 million payment from Shire as a result of the first regulatory approval of FOSRENOL in Sweden in March 2004. This payment accounts for the majority of the increase in revenue from Fiscal 2003. The milestone payment from AstraZeneca (noted above) during Fiscal 2002 made up the majority of the difference from that year. The remaining revenue consisted primarily of payments on existing licensing agreements with BMSMI, Synergy and NASI. Interest income is now recorded as "Other income".

Regulatory approvals for FOSRENOL will generate milestone payments (as described above) in Fiscal 2005 if the product receives regulatory approval. It is unlikely that FOSRENOL will be approved in Japan in Fiscal 2005. Additionally, we do not expect significant additional milestone payments on any of our other existing partnerships during Fiscal 2005. We expect that sources of revenue for the next several years will be interest income and payments under existing licensing and collaborative research agreements. These payments are conditional upon the sale of approved products and the achievement of certain milestones under these agreements. Any new licensing agreements that we enter into will also likely contain upfront and milestone payments that should qualify as licensing revenue either in whole or in part depending on the terms of these agreements.

EXPENSES

Research and Development

The research and development projects that we were involved in during the year remained consistent to the two prior years but expenses were lower this year than the previous two years. The majority of research and development expenditures continue to be associated with AMD3100 and AMD070 manufacturing and clinical trial costs. AMD3100 expenditures increased this fiscal year because of the initiation of two additional Phase II clinical trials in the fourth fiscal quarter bringing the total to five Phase II trials for AMD3100 in the fiscal year. This is a greater level of activity in the AMD3100 program than in Fiscal 2003 during which we substantially completed three Phase I clinical trials and started the first Phase II trial in the fourth fiscal quarter of the year. Overall for Fiscal 2004, costs related to AMD070 were lower than Fiscal 2003 since the ACTG has provided substantial financial and operational support to the clinical trials. In contrast, we paid for all of the preclinical and manufacturing costs in Fiscal 2003 that were necessary prior to starting the clinical trial for this drug candidate this year. We expect research and development costs to increase during the next fiscal year due to the costs of advancing the AMD3100 clinical program and the manufacture of additional drug substance and clinical drug product for AMD3100 and AMD070 to support trials planned for Fiscal 2005. Our research and development staffing numbers did not vary during the year but we expect our research and development staffing levels to increase modestly as we work to accelerate the preclinical work on CCR5 and additional CXCR4 inhibitor drug candidates and expand the number of clinical trials that we are managing. If we were to be successful in completing a corporate licensing agreement, our research and development costs could decline if the licensee takes responsibility for clinical and development activities.

In Fiscal 2004, we changed our method of accounting for patent costs and adopted a change in our policy related to the expensing of employee stock-based awards as described above. Previously, the Company capitalized the costs of filing and prosecuting patents and amortized these costs on a straightline basis over the estimated useful life of the patent, which was generally the period until the patent expired. In Fiscal 2004, we changed our accounting policy and now expense the costs of filing patents in the period in which the costs were incurred. This treatment was applied retroactively. The effect of adopting this accounting treatment increased the net loss by $563,000 or $0.02 per common share (2003 - $637,000 or $0.03 per common share, 2002 - $275,000 or $0.01 per common share) for the full year ended March 31, 2004. The accumulated deficit at March 31, 2002 was increased by $2,528,000 to reflect the cumulative retroactive restatement for prior periods.

Also in accordance with the amended recommendations under Canadian GAAP, as described above, compensation expense using the fair value method for valuing stock options has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003. Due to the prospective treatment of the compensation expense, the change in accounting policy required no restatement of prior year's financial statements. The effect of adopting this new accounting policy increased the net loss by $363,000 or $0.01 per common share for the full year ended March 31, 2004. The effect of the change in accounting for stock options for the year were recorded as personnel costs, in research and development expenses and general and administrative expenses, and amounted to $272,000 and $91,000 respectively.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased modestly compared to prior years primarily due to business development costs relating to the successful partnering of NX473 combined with the costs for the completion of the expanded FOSRENOL license as well as increased market research and consulting costs related to projects in our chemokine inhibitor program. Severance and other costs due to a reorganization of senior management during the year also increased personnel costs for this fiscal year. The Company anticipates that general and administrative expenses will increase during Fiscal 2005 due to increased market research and consulting costs related to AMD3100 development, higher investor relations costs as the Company implements its strategy to increase U.S. and Canadian shareholder awareness of its programs and plans, and increased professional costs for complying with new corporate governance regulations. General and administrative costs are expected to increase at a slower rate than our research and development expenses and we anticipate adding a modest number of additional employees in Fiscal 2005.

Management's Discussion and Analysis Continued

AMORTIZATION

Amortization expense decreased in Fiscal 2004 and we anticipate amortization levels to continue to decrease over the coming fiscal year due to reduced capital expenditures over the last few years and the attainment of full depreciation of individual assets from within our pool of assets.

OTHER INCOME

Other income, which consists primarily of interest income, increased in the fourth quarter of Fiscal 2004 due to higher cash and investment balances resulting from the bought deal financing that was completed late in the third quarter. However, when considering the full year of Fiscal 2004, interest income was lower than 2003 due to lower interest rates and lower average cash balances during the year. Interest income was higher in Fiscal 2002 due to higher interest rates realized on higher cash reserves.

LIQUIDITY AND CAPITAL RESOURCES

Our total cash position was $65.6 million at the end of March 2004. Our cash reserves were boosted as a result of net proceeds of $27.6 million from a bought deal financing completed in December 2003. Our cash reserves are primarily held in investments with maturities less than 90 days due to the relatively higher yields that continue to be available for short-term maturities. The current cash on hand, as well as expected interest income, supplemented by contractual payments on existing licensing agreements, is estimated to be sufficient to fund our operations as previously described through Fiscal 2006. We will continually evaluate opportunities to raise cash through new commercial partnerships and potential equity financings.

Capital expenditures for property and equipment of $475,000 for Fiscal 2004 are mainly attributed to the costs of additional computer hardware and software acquired to improve our information processing capacity and to upgrade staff workstations. Capital expenditures had been consistent year over year due to stable staffing levels; however, the pattern for spending in future quarters will increase due to equipment acquisitions and replacements that are anticipated to be made during Fiscal 2005. As of March 31, 2004, no commitments for capital expenditures have been made.

Since inception, we have financed our research and development, operations and capital expenditures from public and private sales of equity, licensing and research funding from strategic partners and interest income. From inception through to March 31, 2004, we have received approximately $140 million in net cash proceeds from the sale of equity securities by way of private and public financing.

At March 31, 2004, we have a valuation allowance equal to our future tax asset since we have not established a pattern of profitable operations for income tax purposes. While we do not expect to pay income taxes in Fiscal 2005, we anticipate that when we do become taxable we will be taxed at statutory Canadian tax rates.

We had working capital of $63.0 million as at March 31, 2004. We also have 2,954,870 stock options outstanding that are exercisable at prices between $1.75 and $20.10 per share. If all outstanding stock options were exercised, we would receive proceeds of approximately $17.8 million.

The following table lists contractual obligations of the Company as at March 31, 2004. We expect to fund these expenditures out of our available cash and short-term investments.

CONTRACTUAL OBLIGATIONS

(in thousands of Canadian dollars)	Total	Payments Due by Period
		In the next year	2-3 years	4-5 years	After 5 years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Capital lease obligations	-	-	-	-	-
Operating [1]	1,671	585	1,086	-	-
Research expenditures [2]	2,217	1,663	554	-	-
Purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-
Total	$ 3,888	$ 2,248	$ 1,640	$ -	$ -

1

Represents minimum lease payments under an operating lease for our premises. For further details see note 9 of our financial statements.

2

Represents committed expenditures under collaborative agreements. For further details see note 8(d) of our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

RELATED PARTY TRANSACTIONS

We did not have any transactions with related parties during the year that are outside of the normal course of our business and are seperately reportable under Canadian GAAP.

OUTSTANDING SHARE DATA

As of July 23, 2004, we have approximately 31.8 million issued and outstanding common shares. Also as at July 2004, we have approximately 3.2 million stock options outstanding to purchase common shares. See the "Statements of Changes in Shareholders' Equity" and note 6 of our financial statements for additional details up to March 31, 2004.

RISKS AND UNCERTAINTIES

Our funding needs may vary depending upon a number of factors including progress of our research and development programs and the number and breadth of these programs, the costs associated with completing clinical studies and the regulatory approval process, collaborative and license agreements with third parties, decisions to in-license or acquire additional products for development, competing technological and market developments, and prosecuting and enforcing patent claims and other intellectual property rights. In the future, we will need to raise substantial additional funds to continue our research and development programs and to commence, or to continue, the preclinical studies and clinical trials necessary to obtain marketing approval.

We continually review our funding options and intend to seek additional funding as required. Sources may include public or private financing, arrangements with corporate partners and other sources. There can be no assurance that such funds will be available on favourable terms, or at all. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or obtain funds through arrangements with corporate collaborators or others that may require us to relinquish greater or all rights to product candidates at an earlier stage of development or on less favourable terms than we would otherwise seek. Insufficient financing may also require us to relinquish rights to certain of our technologies that we would otherwise develop or commercialize. To the extent possible, we implement strategies to reduce or mitigate the risks and

Management's Discussion and Analysis Continued

uncertainties associated with our business. Operating risks include (i) the ability to successfully complete preclinical and clinical development of our products, (ii) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products (iv) the ability to obtain and enforce patent and other intellectual property protection for our technology and products, and in-licensed technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, (vii) the continued availability of capital to finance our activities, and (viii) our ability to attract and retain employees to carry out our business plans. An additional operating risk is the timely development and commercialization of any technology or products that are contingent on the completion and maintenance of corporate alliances with third parties.

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. We invest our cash reserves in a diverse portfolio of liquid, highgrade investment securities with varying terms to maturity (not exceeding one year), selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments until maturity. We attempt to minimize the credit risk of our short-term investments by investing in a variety of investment grade marketable securities. If market interest rates were to increase immediately and uniformly by 10% from levels at March 31, 2004, the fair value of the portfolio would decline by an immaterial amount. We purchase goods and services in both Canadian and U.S. dollars. Foreign exchange risk is primarily managed by satisfying non-Canadian denominated expenditures with cash flows or assets denominated in the same currency. As at March 31, 2004, we do not have any forward currency contracts or other financial derivatives in place to hedge exchange risk. A sudden or significant change in foreign exchange rates could affect our future operating results or cash flows. If the Canadian dollar was to increase by 5% against the U.S. dollar and we did not have a hedge in place, we would incur an unrealized foreign currency translation loss of an immaterial amount.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may," "plans," "will," "estimate," "continue," "intends," "anticipates," "expects," and similar expressions, constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Additional information relating to AnorMED, including our Annual Information Form, is available on SEDAR at www.sedar.com.

QUARTERLY FINANCIAL DATA

(expressed in thousands of Canadian dollars except per share information)

Set forth below is selected unaudited financial data for the fiscal quarters of 2004 and 2003:

Three Months Ended	June 30 (restated)	Sep 30 (restated)	Dec 31 (restated)	March 31 (restated)

2004
Total revenue	$ 34	$ -	$ 33	$ 1,955
Research and development expenses	3,629	3,230	3,450	4,499
Net loss	(4,979)	(4,212)	(4,409)	(3,931)
Net loss per common share	(0.19)	(0.16)	(0.17)	(0.12)

2003
Total revenue	$ -	$ -	$ 158	$ 147
Research and development expenses	3,826	3,788	4,204	4,401
Net loss	(4,953)	(4,987)	(5,106)	(5,391)
Net loss per common share	(0.19)	(0.20)	(0.20)	(0.21)

Note: Restated due to change in accounting policy for patents. See note 3(c) of our financial statements.

Management's Responsibility for Financial Reporting

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the financial statements.

In support of this responsibility, AnorMED Inc. maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

[ signed ]

Michael J. Abrams
President and

Chief Executive Officer

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is comprised solely of independent directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the financial statements and the external auditors' report.

The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the re-appointment of the external auditors.

The financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. Their report follows. The external auditors meet independently with and have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

[ signed ]

William J. Adams
Chief Financial Officer
Secretary and Treasurer

Auditor's Report

TO THE SHAREHOLDERS OF ANORMED INC.

We have audited the balance sheets of AnorMED Inc. as at March 31, 2004 and 2003 and the statements of operations, cash flows and changes in shareholders' equity for each of the years in the three year period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

[ signed ]

Chartered Accountants
Vancouver, Canada
May 7, 2004

Balance Sheets

As at March 31	2004	2003
(expressed in thousands of Canadian dollars)		(restated
		note 3(c))

ASSETS
Current assets:
Cash and cash equivalents	$40,608	$1,033
Short-term investments	25,012	52,872
Accounts receivable	352	251
Prepaid expenses	565	531
Current portion of security deposit (note 9)	150	-

	66,687	54,687

Security deposit (note 9)	100	250

Property and equipment, net (note 4)	2,930	3,652

	$69,717	$58,589

LIABILITIES AND SHAREHOLDERS'EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 12)	$3,668	$2,902
Current portion of capital lease obligations (note 5)	-	145

	3,668	3,047

Capital lease obligations (note 5)	-	25

	3,668	3,072
Shareholders' equity:
Share capital (note 6):
Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value
Issued and outstanding:
31,740,148 common shares (2003 - 25,721,848)	153,452	125,774
Additional paid-in capital	401	16
Accumulated deficit	(87,804)	(70,273)

	66,049	55,517
	$69,717	$58,589
Collaborative agreements (note 8) Commitments and contingencies (note 9) Subsequent event (note 14)
See accompanying notes to the financial statements.

Approved on behalf of the Board:

[ signed ] Willem Wassenaar Director	[ signed ] Colin Mallet Director

Statements of Operations

Years ended March 31	2004	2003	2002
(expressed in thousands of Canadian dollars except share amounts)		(restated	(restated
		note 3(c))	note 3(c))

Revenue:
Research	$-	$-	$96
Licensing	2,022	305	5,128
	2,022	305	5,224
Expenses:
Research and development	14,808	16,219	16,540
General and administrative	5,101	4,940	4,360
Amortization	1,176	1,315	1,377
	21,085	22,474	22,277
Other income:
Interest and other	1,532	1,732	3,410
Net loss	$(17,531)	$(20,437)	$(13,643)
Loss per common share	$(0.64)	$(0.80)	$(0.53)
Diluted loss per common share	$(0.64)	$(0.80)	$(0.53)
Weighted average number of common
shares outstanding (thousands of shares)	27,350	25,682	25,579

See accompanying notes to the financial statements.

Statements of Changes in Shareholders' Equity

Years ended March 31, 2004, 2003 and 2002
(expressed in thousands of Canadian dollars except share amounts)

				Additional	Total
	Common		Accumulated	paid-in	shareholders'
	shares	Amount	deficit	capital	equity
Balance at March 31, 2001	25,527,122	$ 125,213	$ (33,939)	$-	$ 91,274
Retroactive restatement
(note 3 (c))	-	-	(2,254)	-	(2,254)
Balance as restated	25,527,122	125,213	(36,193)	-	89,020

Issued for cash	87,227	273	-	-	273
Issued for cash on exercise
of options	22,616	78	-	-	78
Net loss	-	-	(13,643)	-	(13,643)
Balance at March 31, 2002	25,636,965	125,564	(49,836)	-	75,728

Issued for cash	64,883	130	-	-	130
Issued for consulting services	20,000	80	-	-	80
Stock-based compensation	-	-	-	16	16
Net loss	-	-	(20,437)	-	(20,437)
Balance at March 31, 2003	25,721,848	125,774	(70,273)	16	55,517

Issued for cash	11,300	43	-	-	43
Issued for cash on exercise
of options	7,000	21	-	-	21
Issued for cash pursuant to
public financing (note 6(a))	6,000,000	29,400	-	-	29,400
Share issue costs		(1,786)			(1,786)
Stock-based compensation	-	-	-	385	385
Net loss	-	-	(17,531)	-	(17,531)
Balance at March 31, 2004	31,740,148	$ 153,452	$ (87,804)	$401	$ 66,049
See accompanying notes to the financial statements.

Statements of Cash Flows

Years ended March 31		2004		2003		2002
(expressed in thousands of Canadian dollars)				(restated		(restated
				note 3(c))		note 3(c))

CASH PROVIDED BY (USED IN):

Operations:
Net loss	$	(17,531)	$	(20,437)	$	(13,643)
Items not involving cash:
Amortization		1,176		1,315		1,377
Loss on disposal of property and equipment		21		-		2
Compensatory stock options (note 6(c))		385		16		-
Issuance of shares for consulting services		-		80		-
Changes in non-cash operating working capital:
Accounts receivable		(101)		381		(362)
Prepaid expenses		(34)		(74)		(288)
Accounts payable and accrued liabilities		766		(725)		136
Deferred revenue		-		-		(341)
		(15,318)		(19,444)		(13,119)
Investments:
Net sale of short-term investments		27,860		13,527		9,418
Security deposit		-		100		-
Purchase of property and equipment		(475)		(358)		(1,681)
		27,385		13,269		7,737
Financing:
Decrease in capital lease obligations		(170)		(166)		(160)
Issuance of shares, net of share issue costs		27,678		130		351
		27,508		(36)		191
Increase (decrease) in cash and cash equivalents		39,575		(6,211)		(5,191)
Cash and cash equivalents, beginning of year		1,033		7,244		12,435

Cash and cash equivalents, end of year		$40,608		$1,033	$	$ 7,244

See accompanying notes to the financial statements.

Notes to the Financial Statements

(tabular amounts in thousands of Canadian dollars)
Information for the years ended March 31, 2004, 2003 and 2002

1. OPERATIONS

AnorMED Inc. (the "Company") is a biopharmaceutical company focused on the discovery and development of innovative small molecule therapeutic products. The Company was incorporated on January 5, 1996 under the Canada Business Corporations Act and commenced operations on April 1, 1996.

The Company has financed its cash requirements primarily from share issuances, proceeds from the licensing of its technology, including milestone payments, revenue from research and development collaboration services and investment income. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

(a) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenue and expenses during each reporting period. Significant areas requiring the use of management estimates relate to amortization of property and equipment, stock-based compensation, determination of accrued liabilities, and the timing of recognition of revenue. The reported amounts and note disclosure are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions. Actual results, however, may differ from the estimates used.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and investments in highly liquid securities that on acquisition have a remaining term to maturity of three months or less.

(c) Short-term investments

Short-term investments consist of bankers' acceptances, highly liquid investments and low risk commercial paper, having terms to maturity on acquisition of greater than three months. The Company attempts to minimize the credit risk of our short-term investments by investing in a variety of investment grade marketable securities. Generally, shortterm investments have varying maturities of less than twelve months. Investments are valued at cost, including accrued interest, which approximates market value.

(d) Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the following methods and annual rates:

Asset	Method	Rate

Laboratory equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Straight-line	3 years
Leasehold improvements	Straight-line	5 years

Property and equipment, acquired or disposed of during the year, are amortized proportionately for the period they are in use.

If management determines that the carrying value of property and equipment exceeds the recoverable value based on future undiscounted cash flows, an impairment loss would be recognized and such assets would be written down to their fair values. No impairment relating to property and equipment has been made to date.

(e) Patents

Patent costs, incurred in the protection of intellectual property developed internally, are expensed in the period in which they are incurred. The costs include those associated with the filing, prosecution and maintenance of patents in domestic and international jurisdictions.

(f) Revenue recognition

Revenue from the Company's collaborative arrangements, including contract research payments and milestone payments, is evaluated on each arrangement based on the terms of the agreement with respect to multiple element arrangements and is disclosed net of amounts payable to third parties. Revenue associated with multiple element arrangements is attributed to the various elements based on its relative fair value and is recognized on an accrual basis in accordance with the contractual arrangements provided that collectibility is reasonably assured. The individual elements are recognized as revenue as described below:

Research revenue is derived from collaborative agreements in the form of payments for research and development services provided by the Company and is recognized as the Company fulfills its obligations in accordance with the contractual arrangements.

Licensing revenue, in the form of non-refundable up-front payments and annual maintenance fees, is recognized at the date the license is granted, or the maintenance fee is due, unless there are specific events which must be completed under the terms of the licensing agreement in which case a portion of the revenue is recognized upon completion of each specific event or the term over which the underlying benefit has been conferred. Non-refundable milestone payments are recognized upon the achievement of specified milestones within the agreement when the Company has no further involvement or obligation to perform related to that specific element of the arrangement. Up-front payments, annual maintenance fees and milestone payments received which require the ongoing involvement of the Company are recorded as deferred revenue and amortized over the period of the ongoing involvement of the Company.

(g) Research and development costs

Research costs, other than capital expenditures that are included in property and equipment, are charged to operations as incurred. Development costs are charged to operations in the period of the expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. At March 31, 2004 and 2003, no development costs have been deferred.

(h) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at the average monthly exchange rate in effect at the date of the transaction. Foreign exchange gains and losses are included in the determination of the net income or loss for the period.

(i) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance. Diluted loss per common share does not differ from loss per common share where the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

(j) Stock-based compensation plans

The Company grants stock options to directors, officers, employees and consultants pursuant to the incentive stock option plan described in note 6(b). The Company accounts for all stock-based payments to non-employees granted on or after April 1, 2001, using the fair value method. For stock options awarded to employees, the Company records compensation expense using the fair value method for options granted, modified or settled since April 1, 2003. For stock options issued during the period from April 1, 2001 to March 31, 2003, the Company discloses the pro forma impact of accounting for stock options awarded to employees to the loss for the period and the loss per common share for the period using the fair value method as presented in note 6(c).

Under the fair value method, stock-based payments are measured at the fair value of the equity instruments issued, typically at the grant date, and amortized over the vesting period.

(k) Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change was made. Future income tax assets are recognized in the financial statements if realization is considered to be more likely than not.

3. CHANGES IN ACCOUNTING POLICIES

(a) Stock-based compensation

The Company adopted a change in accounting for employee stockbased awards for the year ending March 31, 2004. In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized by the fair value method for stock-based awards made to employees beginning April 1, 2003 as described in note 2(j). The transitional provisions outlined by CICA Section 3870, whereby all options granted, modified or settled since April 1, 2003 be recorded as compensation expense using the fair value method, are utilized in this calculation. Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method. Due to the allowance of the prospective treatment of the compensation expense, the change in accounting policy required no restatement of prior year's financial statements and prior year's option grants that vest subsequent to April 1, 2003 are not included in the recognized stock-based compensation expense.

(b) Impairment of long-lived assets

Beginning April 1, 2003, the Company adopted the new recommendations of the CICA Handbook Section 3063, Impairment of Long-Lived Assets. Under this section, long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that its carrying value may not be recoverable. When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the asset's fair value, an impairment loss is recorded for the excess of the carrying value over the fair value. Adoption of this section did not affect the Company's financial statements.

(c) Patents

Effective April 1, 2003, the Company changed its policy of identifying amounts related to the initial patent costs associated with the protection of intellectual property. As a result, such costs, previously capitalized, are now accounted for similar to research and development expenses in the period in which they are incurred in accordance with the Company's accounting policy stated in note 2(g). The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions. This change has been applied retroactively and the Company has restated its financial statements as follows:

	2003	2002

Net loss - as previously reported	$(19,800)	$(13,368)
Adjustment to reflect change in accounting
for patent costs	(637)	(275)

Net loss - as restated	$(20,437)	$(13,643)

Loss per common share - as previously reported	$(0.77)	$(0.52)
Loss per common share - as restated	(0.80)	(0.53)

(d) Revenue recognition

During the year, the Company adopted the recommendations of the Emerging Issues Task Force in consensuses, EIC-141, Revenue Recognition and EIC-142, Revenue Arrangements with Multiple Deliverables. These recommendations address not only when and how an arrangement involving multiple deliverables should be divided into separate elements of accounting, but also how the arrangement's consideration should be allocated among separate units. Adoption of these recommendations did not affect the Company's financial statements.

4. PROPERTY AND EQUIPMENT

			March 31, 2004			March 31, 2003
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Laboratory equipment	$4,175	$2,459	$1,716	$4,105	$2,047	$2,058
Office equipment	669	415	254	670	356	314
Computer equipment	881	487	394	825	483	342
Computer software	859	603	256	663	429	234
Leasehold improvements	2,695	2,385	310	2,688	1,984	704

	$9,279	$6,349	$2,930	$8,951	$5,299	$3,652

The Company did not have any equipment held under capital lease at March 31, 2004. Equipment held under capital lease at March 31, 2003 included laboratory equipment, office equipment, and computer equipment with an original cost of $680,967 and accumulated amortization of $418,202.

5. CAPITAL LEASE OBLIGATIONS

As of March 31, 2004, all capital lease obligations have been fulfilled. In December 2003, the Company exercised a purchase option that extinguished the remaining obligations, which would have otherwise expired in May 2004. Interest expense relating to obligations under capital lease for the year ended March 31, 2004 was $7,013 (2003 - $20,879).

6. SHARE CAPITAL

(a) Common share financing

On December 23, 2003, pursuant to an agreement with an underwriting syndicate, the Company issued 6,000,000 common shares at a price of $4.90 per share for gross proceeds of $29,400,000. The Company incurred total share issue costs of $1,786,000 on the offering.

(b) Incentive stock option plan

The Company offers an incentive stock option plan that provides for the granting of options to directors, officers, employees and consultants.

Options to purchase up to 3,600,000 common shares may be granted at an exercise price of each option equal to the market price of the Company's common shares on the trading day immediately preceding the date of grant. An option's maximum term is ten years (five years for consultants). All of the shares available for issuance under the stock option plan are subject to vesting over a three year period.

A summary of the status of the Company's incentive stock option plan as of March 31, 2004, March 31, 2003 and March 31, 2002 and changes during the periods ending on those dates is presented below:

	March 31, 2004		March 31, 2003		March 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
	Optioned	exercise	Optioned	exercise	Optioned	exercise
	shares	price	shares	price	shares	price

Outstanding, beginning of year	2,708,154	$ 6.55	2,329,763	$ 7.37	1,954,829	$ 6.55
Granted	328,850	3.03	488,950	3.88	406,050	10.99
Exercised	(7,000)	3.06	-	-	(22,616)	3.45
Cancelled	(75,134)	7.53	(110,559)	9.57	(8,500)	5.20
Outstanding, end of year	2,954,870	$ 6.01	2,708,154	$ 6.55	2,329,763	$ 7.37
Options exercisable, end of year	2,281,470		1,848,247		1,540,200

The following table summarizes information relating to stock options outstanding at March 31, 2004:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
Range of	outstanding	remaining	average	exercisable	average
exercise	at March 31,	contractual	exercise	at March 31,	exercise
prices	2004	life	price	2004	price

$1.75 to 4.50	2,027,466	5.09	$3.10	1,454,783	$2.99
4.85 to 7.00	172,534	5.18	5.74	150,784	5.84
9.00 to 20.10	754,870	6.64	13.90	675,903	13.93
$1.75 to 20.10	2,954,870	5.49	$6.01	2,281,470	$6.42

As of March 31, 2004, the number of options issued and outstanding under the plan was 9.3% of the total issued and outstanding common shares. These options expire at various dates from July 28, 2005 to February 11, 2014.

(c) Stock-based compensation expense

The Company has recorded $22,000 (2003 - $16,000; 2002 - nil) of stock-based compensation to non-employees during the year ended March 31, 2004. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense. There were 20,000 options issued to non-employees during the year (2003 - 20,000; 2002 - nil).

During the year ended March 31, 2004, the Company changed its accounting policy for stock-based awards made to employees as described in note 3(a). The resulting stock-based compensation expense has been recognized as personnel costs, in research and development expense ($272,000) and in general and administrative expense ($91,000), in the financial statements.

The following pro forma financial information reflects the net loss and loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using the fair value method to measure the compensatory value of employee stock-based compensation:

		2004		2003		2002

Net loss - as reported		$(17,531)	$	(20,437)	$	(13,643)
Add: Fair value of stock-based compensation		(913)		(2,170)		(1,590)
Net loss - pro forma		$(18,444)	$	(22,607)	$	(15,233)
Loss per common share - as reported	$	(0.64)	$	(0.80)	$	(0.53)
Loss per common share - pro forma		(0.67)		(0.88)		(0.60)

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001, and may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years.

The weighted average fair value of stock options granted during the year ended March 31, 2004 was $2.32 per share (2003 - $3.34; 2002 - $9.44). The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected life of the option in years	9	10	10
Volatility	75.81%	80.27%	83.70%
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	5.00%	5.63%	5.60%

(d) Employee and director share purchase plan

The Company has adopted an employee and director share purchase plan (the "ESPP") under which a total of 400,000 common shares have been reserved for issuance to eligible directors and employees who participate in the plan. Under the ESPP, participants may purchase up to 10,000 common shares in any three year period. Each purchase must be from treasury and shall be at a 15% discount to the market price of the common shares.

During the period ended March 31, 2004, 11,300 common shares were issued for proceeds of $43,000 (2003 - 64,883 common shares were issued for proceeds of $130,000; 2002 - 87,227 common shares were issued for proceeds of $273,000).

(e) Shareholder protection rights plan

On September 7, 2000, the Company's shareholders approved the adoption of a Shareholder Protection Rights Plan (the "Rights Plan") effective July 28, 2000 and expiring on July 28, 2010. The Rights Plan is designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control by a bidder in a transaction that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.

The rights issued to shareholders under the Rights Plan entitle their holders (other than the acquiror) under certain conditions to acquire common shares at a 50% discount from the then prevailing market price if a person or related group acquires 20% or more of the outstanding common shares.

The dilutive effects of the rights are not triggered by a Permitted Bid. A Permitted Bid must meet certain requirements, including the requirement that a take-over bid circular be prepared in compliance with applicable securities laws to all shareholders and that the take-over bid remain open for 60 days. If a bidder does not wish to make a Permitted Bid, the Board of Directors may still elect to redeem the rights or waive the application of the Rights Plan and allow the offer to proceed without dilution to the bidder.

7. INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rate of 37.12% (2003 - 39.11%, 2002 - 43.35%) to the net loss as follows:

		2004		2003		2002
Expected income tax recovery	$	(6,508)	$	(7,992)	$	(5,914)
Reduced (increased) by:
Adjustment to future tax assets for reduced tax rates		1,366		1,716		2,905
Change in balance of valuation allowance
allocated to income tax expense		5,638		6,382		2,727
Stock-based compensation not deductible for tax		143		249		119
Other differences		(639)		(355)		163
		$-		$-		$-

The tax effects of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities are presented below:

	2004	2003	2002

Non-capital loss carryforwards	$15,585	$11,886	$7,514
Research and development expenditures	10,636	9,311	7,367
Capital assets and patents	6,097	5,740	5,145
Share issue costs	619	362	891
Total gross future tax assets	32,937	27,299	20,917

Valuation allowance	(32,937)	(27,299)	(20,917)
Net future tax assets	$-	$-	$-

As at March 31, 2004, the Company has $26,934,000 research and development expenditures available for tax purposes, which have no expiry date. The Company also has the following non-capital losses and investment tax credits available to reduce future taxes payable, which expire as follows:

	Non-capital losses	Investment tax credits
2005	$484	$-
2006	-	-
2007	5,681	18
2008	6,689	272
2009	6,141	606
2010	13,025	1,210
2011	11,734	1,703
2012	-	2,455
2013	-	2,228
2014	-	1,878
	$43,754	$10,370

8. COLLABORATIVE AGREEMENTS

(a) Shire Pharmaceuticals Group Plc ("Shire")

The Company has a licensing agreement with Shire that grants to Shire the exclusive worldwide license to the Company's patents on rare-earth anti-hyperphosphataemia agents. Under the terms of the agreement, Shire is responsible for funding further development expenditures and will pay the Company royalties on the net sales value of such agents' sales made by Shire worldwide.

During the year, the Company and Shire agreed to amend the licensing agreement whereby the Company agreed to sell the global patents for FOSRENOL to U.K. based Shire and its wholly owned Netherlands based subsidiary, for up to U.S.$31,000,000 in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan.

Under the terms of the agreement, Shire will pay the Company U.S.$18,000,000 when FOSRENOL is approved in the United States and an aggregate of U.S.$7,000,000 when FOSRENOL is approved in the relevant E.U. countries. In consideration of these payments, Shire's royalty obligations to the Company shall cease throughout the world, except for Japan. The agreement also provides Shire a 12-month option to purchase the Japanese patents for U.S.$6,000,000 to be paid upon approval in Japan. Upon the exercise of the option, Shire's royalty obligations to the Company for FOSRENOL sales in Japan also cease. If the option is not exercised, AnorMED will continue to be entitled to FOSRENOL royalties in Japan. The title to the patents will be transferred from AnorMED to Shire upon payment of milestones. During the year, the Company received U.S.$1,000,000 as a result of the first approval in Sweden.

(b) North American Scientific, Inc. ("NASI")

During the year ended March 31, 2003, the Company entered into a licensing agreement with NASI, which grants NASI a non-exclusive worldwide license to AnorMED's diagnostic radiolabeled imaging HYNIC linker technology for use with selected targeting molecules. Additionally, NASI is responsible for the clinical development, manufacturing and marketing of the products, and will make milestone payments and pay the Company royalties on the net sales value of approved product sales made by NASI worldwide.

(c) Bristol-Myers Squibb Medical Imaging, Inc. ("BMSMI")

During the year ended March 31, 2003, the Company entered into a licensing agreement with BMSMI for use of AnorMED's HYNIC linker technology in the commercial development of products to be used for diagnostic medical imaging of cardiovascular diseases. Under the terms of the agreement, BMSMI has paid a non-refundable upfront payment of U.S.$100,000. As well, AnorMED will receive annual payments each fiscal year through to 2007. BMSMI will be responsible for all development costs and will make milestone payments and pay the Company royalties on sales of products that incorporate AnorMED's HYNIC linker technology.

(d) Other

The Company has established collaborative agreements with certain academic and corporate laboratories that provide resources and expertise which complement the Company's research and development program. Under some of these agreements, the Company is obliged to pay or will receive royalties at various rates and based on various factors, on net sales to the extent a product incorporates patented or patentable technology developed at these laboratories. As of March 31, 2004, no such royalties were payable or receivable under these contracts. Total committed expenditures under these contracts are approximately $2,217,000 at March 31, 2004 (2003 - $2,158,000; 2002 - $705,000), which are expected to be paid over the next two years.

9. COMMITMENTS AND CONTINGENCIES

The Company leases its premises under an operating lease that expires on January 31, 2007, with an option to renew through 2022. Future minimum lease payments are as follows:

Year ending March 31, 2005		$585
2006		590
2007		496

		$1,671

Rent expense is recorded in the financial statements for the years ended March 31 as follows:

		2004	2003	2002

Research and development		$576	$579	$419
General and administrative		192	193	209
		$768	$772	$628

The Company has provided a security deposit of $250,000 under the terms of an operating lease agreement. These funds are held in trust and will be released to the Company as follows:

February 1,	2005	$150
	2007	100
		$250

10. FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, security deposit and accounts payable and accrued liabilities, their carrying amounts approximate fair values due to their immediate or short terms to maturity.

The fair values of obligations under capital leases, calculated at the present value of future contractual payments of principal and interest, discounted at current market rates of interest available to the Company for debt instruments with similar terms and maturities, approximate their carrying values.

Financial risk includes interest rate risk, credit risk and foreign exchange rate risk. Interest rate risk arises due to the Company's investments bearing fixed interest rates. Credit risk arises due to the accounts receivable comprised of amounts owing from the Company's collaborative agreements. Foreign exchange risk arises as the Company purchases goods and services in both Canadian and U.S. dollars and earns a significant portion of its revenue in U.S. dollars. Foreign exchange risk is managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency and entering into forward currency contracts and other financial derivatives to hedge foreign exchange risk. As at March 31, 2004, the Company held no options to purchase U.S. dollars and has sold no contracts that will oblige the Company to purchase U.S. dollars.

11. SEGMENTED INFORMATION

The Company operates in one industry segment which involves the research and development of small molecule therapeutics. All of the Company's operations, assets and employees are located in Canada. Revenues generated from research and licenses are attributed to countries based on the location of the Company's collaborators as follows:

Revenue for the years ended March 31,	2004	2003	2002

United States	$440	$305	$211
Netherlands	1,145	-	-
United Kingdom	437	-	5,013
	$2,022	$305	$5,224

12. SUPPLEMENTARY INFORMATION

(a) Accounts payable and accrued liabilities
	2004	2003

Trade accounts payable	$826	$482
Collaborative agreements	1,194	753
Employee-related accruals	1,155	961
Other	493	706
	$3,668	$2,902

(b) Supplementary information of cash flows
	2004	2003	2002

Interest received	$1,844	$2,487	$4,312
Interest paid	7	21	35

13. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

14. SUBSEQUENT EVENT

On April 5, 2004, the Company announced the licensing of NX473, formerly AMD473, its platinum based anti-cancer agent, to NeoRx Corporation ("NeoRx"), a public corporation. Under the terms of the agreement, NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease. The Company received a one-time upfront milestone payment of U.S.$1,000,000 in cash and U.S.$1,000,000 in NeoRx common stock. In addition, AnorMED is eligible to receive additional milestone payments of up to U.S.$13,000,000, payable in cash or a combination of cash and NeoRx common stock. Royalty payments of up to 15% on product sales would also be earned upon regulatory approval of the drug.

CORPORATE INFORMATION

Board of Directors	Management	Corporate Governance

David Scott [1,2,4,5] Chairman
AnorMED Inc.
Retired, Former President,
MDS Ventures Pacific Inc.
Vancouver, B.C.

Michael J. Abrams, Ph.D.
President and Chief Executive Officer
AnorMED Inc.
Custer, WA

Felix Baker, Ph.D. [1,2] Managing Partner,
Baker Brothers Investments
New York, NY

Michael J. Cleare, Ph.D [1,5] Executive Director,
Science & Technology Ventures,
Columbia University
Kennett Square, PA

Julia Levy, Ph.D. [1,2] Executive Chairman,
Scientific Advisory Board,
Director
QLT Inc.
Vancouver, B.C.

Colin Mallet [3,4] Corporate Director
Vancouver, BC

Michael E. Phillips [2,3,4] Retired, Former Senior Vice President,
Investment GrowthWorks Capital Ltd.,
Manager
Working Opportunity Fund (EVCC) Ltd.
Vancouver, BC

Willem Wassenaar, M.D.[3] Chairman and founder,
Pharmacy.ca
Toronto, ON

Edward J.Wawrzynczak, Ph.D. [5] Chief Portfolio Manager
Biotechnology & Healthcare
BankInvest Asset Management A/S
Copenhagen, Denmark

Michael J. Abrams, Ph.D.
President and Chief Executive Officer

William J. Adams, C.A.
Vice President Finance
Chief Financial Officer
Secretary and Treasurer

Gary J. Bridger, Ph.D.
Vice President Research and Development
Chief Scientific Officer

Paul A. Brennan, M.Sc.
Vice President Business Development

Gary B. Calandra, M.D., Ph.D.
Vice President Clinical Development

Renato T. Skerlj, Ph.D.
Vice President Chemistry

[1] Member of the Compensation Committee

[2] Member of the Finance Committee

[3] Member of the Audit Committee

[4] Member of the Corporate Governance Committee

[5] Member of the Nominating Committee

The Board of Directors of AnorMED believe that sound corporate governance practices are essential to the interests of the Company and its shareholders and that these practices should be reviewed regularly to ensure they are appropriate.  The Company complies with the guidelines for corporate governance established by the Toronto Stock Exchange.  The Board of Directors has also followed the emerging standards in the areas of corporate governance including the proposed Canadian Securities Administrators guidelines and subscribes to the principles enunciated in these standards.  The Company is committed to complying with the spirit as well as the letter of all Canadian financial control and reporting obligations. The Company's Business Philosophy and Corporate Code of Ethics is published on our website, www.anormed.com.

 For further details please refer to Company's Management Proxy Circular.

Transfer Agent & Registrar

Computershare Trust Company
Stock and Bond Transfer Department
510 Burrard Street
Vancouver, B.C. V6C 3B9

For change of address, lost stock certificates and other related enquiries, please write to the above address.

Independent Auditors

KPMG LLP
Vancouver, BC

Registered and Records Office

Fasken Martineau DuMoulin LLP
2100 - 1075 West Georgia Street
Vancouver, BC V6E 3G2

Share Trading Ranges
			High	Low
	2003	Q1	$ 3.25	$ 2.20
		Q2	$ 3.30	$2.30
		Q3	$ 4.24	$ 2.85
		Q4	$ 6.00	$ 3.52
	2004	Q1	$ 6.99	$ 4.43
		Q2	$ 8.59	$ 6.31

Stock Listing

The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

Annual General Meeting

The Annual General Meeting of Shareholders will be held at 10:00 am on September 16, 2004 at the Hyatt Regency Vancouver, Plaza Ballroom, 655 Burrard Street, Vancouver, BC

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B. C. V2Y 1N5
Telephone Facsimile E-mail Website	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com

Good Chemistry

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B. C. V2Y 1N5
Telephone Facsimile E-mail Website	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com